1660 Wynkoop St., Suite 1000
Denver, Colorado 80202-1132
PHONE: 303 573-1660
FAX: 303 595-9385
EMAIL: royalgold@royalgold.com
www.royalgold.com

NEWSRELEASE



ROYALGOLD,INC

FOR IMMEDIATE RELEASE: **FOR FURTHER INFORMATION CONTACT:**

Stanley Dempsey, Chairman, CEO and President
or
Karen Gross, Vice President & Corporate Secretary
(303) 573-1660

ROYAL GOLD COMPLETES AN ADDITIONAL PLACEMENT OF COMMON STOCK

DENVER, COLORADO. SEPTEMBER 10, 2002. ROYAL GOLD, INC. **(NASDAQ: RGLD; TSX: RGL)** today announced that the Company sold 500,000 shares of common stock in a negotiated transaction entered into on Friday, September 6, 2002, resulting in gross proceeds of $7,250,000. The shares were sold, by use of a prospectus supplement, to Acqua Wellington North American Equities Fund, Ltd., at a price of $14.50 per share. On Friday, September 6, 2002, the common stock of Royal Gold closed at $14.90 per share.

Stanley Dempsey, Chairman, CEO and President, said "the proceeds from this offering will be used to advance our royalty acquisition program and adds to our already strong working capital position."

Royal Gold is the largest U.S.-based royalty company engaging in the acquisition and management of precious metals royalty interests. Royal Gold is publicly traded on the NASDAQ National Market System, under the symbol "RGLD" and on the Toronto Stock Exchange, under the symbol "RGL." The Company's web page is located at **www.royalgold.com**.

* * * END * * *